First Quarter 2015 Earnings Release

BMO Financial Group Reports Net Income of $1.0 Billion for the First Quarter of 2015

Financial Results Highlights:

First Quarter 2015 Compared with First Quarter 2014:

•	Net income of $1.0 billion, down 6%; adjusted net income[1] of $1,041 million, down 4%

•	EPS[2] of $1.46, down 8%; adjusted EPS[1,2] of $1.53, down 5%

•	ROE of 11.8%, compared with 14.2%; adjusted ROE[1] of 12.3%, compared with 14.5%

•	Provisions for credit losses of $163 million, compared with $99 million

•	Basel III Common Equity Tier 1 Ratio of 10.1%

Toronto, February 24, 2015 – For the first quarter ended January 31, 2015, BMO Financial Group reported net income of $1.0 billion or $1.46 per share on a reported basis and net income of $1,041 million or $1.53 per share on an adjusted basis.

“BMO’s first quarter results reflect the impact of an unsettled environment in which we saw significant movements in oil prices,

long-term interest rates and the Canadian dollar. Against this backdrop, underlying business performance was solid, with combined Personal and Commercial Banking adjusted earnings of $708 million, up 6% year over year, reflecting the benefits of our diversified and growing customer base. We also had good results in our Traditional Wealth businesses, with adjusted earnings up 28% from last year,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Credit performance continued to be good with higher provisions for credit losses reflecting lower recoveries compared to last year.

“Our capital position remains strong with a Common Equity Tier 1 Ratio of 10.1%. In addition, book value per share increased by 10% from the prior quarter.

“Looking ahead, each of our operating businesses is well positioned to realize on the investments we have made over the past few years,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a second quarter 2015 dividend of $0.80 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.20 per common share.

Our complete First Quarter 2015 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2015, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1.0 billion for the first quarter of 2015, down $61 million or 6% from the prior year and adjusted net income was $1,041 million, down $42 million or 4% largely due to the impact of declining long-term interest rates on our insurance business. Net income was up in Canadian P&C, U.S. P&C and Traditional Wealth. There was lower income in BMO Capital Markets as good trading revenue was more than offset by credit and funding valuation adjustments and lower Investment and Corporate Banking revenue, and in Corporate Services due to lower benefits from purchased loans. On a basis that excludes the impacts of long-term interest rates in insurance and purchased loans in Corporate Services, adjusted net income increased 5%.

    The Basel III Common Equity Tier 1 Ratio remains strong at 10.1%.

Operating Segment Overview

Canadian P&C

Net income was $502 million, up $17 million or 4% from a year ago. Adjusted net income was $503 million, up $17 million or 4% from the prior year, largely driven by higher revenue and lower provisions for credit losses, partially offset by higher expenses. Revenue was up $50 million or 3% year over year driven by higher balance and fee volumes across most products, partially offset by lower net interest margin. Year-over-year loan growth was 4% and deposit growth was 7%. Expenses increased $45 million or 6% reflecting continued investment in the business, including the impact of costs associated with a changing business and regulatory environment.

    In personal banking, loans grew 3%, while deposit growth was 8%. Our annual Investment Campaign is well underway, and the early results have been positive. We’ve continued to see success from our digital investment with over 4 million downloads of our market-leading mobile banking application. In the quarter, we also launched our new BMO Banking and InvestorLine iPad application, becoming the first major Canadian bank to have an integrated application which provides customers access to both personal banking and self-directed investment accounts, as well as a personal finance management tool, all in one place.

    In commercial banking, loan and deposit growth remained strong with both growing 7% year over year. During the quarter, the commercial banking business reinforced its commitment to small business owners with our successful launch of BMO DepositEdgeTM which provides businesses with the ability to deposit cheques remotely.

U.S. P&C

Net income of $192 million increased $25 million or 15%. Adjusted net income of $205 million increased $25 million or 14%. All amounts in the remainder of this section are on a U.S. dollar basis.

    Net income of $161 million increased $7 million or 5% from a year ago. Adjusted net income of $172 million increased $6 million or 3%, driven by a 6% increase in pre-provision pre-tax income, partially offset by higher provisions for credit losses. Revenue increased $6 million or 1% from the prior year reflecting higher volume growth, partially offset by lower net interest margin and fee revenue. Adjusted non-interest expense decreased $9 million or 2% to $456 million due to disciplined expense management.

    Year-over-year loan growth was 10%, led by continued strong growth in the core commercial and industrial (C&I) loan portfolio.

Wealth Management

Net income was $159 million. Adjusted net income was $186 million compared to $182 million a year ago. Adjusted net income in traditional wealth of $155 million increased $33 million or 28%, with good organic growth as well as growth from the acquired F&C business. Adjusted net income in insurance was $31 million, down $29 million from a year ago primarily due to a $41 million after-tax charge from unfavourable movements in long-term interest rates in the current quarter relative to a $7 million after-tax charge a year ago.

    Assets under management and administration grew by $254 billion or 43% from a year ago to $852 billion, with the acquired F&C business contributing $148 billion to the increase. Excluding F&C, assets under management and administration grew by 18%, driven by the stronger U.S. dollar, market appreciation and growth in new client assets.

    In November 2014, BMO InvestorLine was named the Best Online Brokerage for the second year in a row at the 20th annual Morningstar Awards and was also named the top banked–owned online brokerage firm in Canada for the fourth consecutive year in the 16th annual Globe and Mail ranking of online brokers.

    BMO Funds was rated second among U.S. mutual fund families by the annual Barron’s/Lipper Fund Family Ranking1, recognizing top-performing investment advisory services provided by BMO Global Asset Management.

1 Barron’s “The Best Mutual Fund Families,” published February 9, 2015. Barron’s is a registered trade mark of Dow Jones & Company. All rights reserved.

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BMO Capital Markets

Net income of $221 million decreased $55 million or 20% from a year ago. Revenue decreased 5% year over year as good trading revenue was more than offset by credit and funding valuation adjustments and lower Investment and Corporate Banking revenue, in part due to lower securities gains. Credit and funding valuation adjustments reduced revenue by $41 million and net income by $31 million in the quarter. Excluding the impact of the stronger U.S. dollar, non-interest expenses were down $10 million or 2% due to lower employee-related expenses.

    In the quarter, we were recognized for several different industry awards which reflect our continued focus on meeting our core clients’ needs. We were named U.S. Mid-Market Equity House of the Year by the International Financing Review magazine. In addition, we were selected as Top Global Equity Brokerage firm for Execution Quality and ranked first among all full service brokers according to a survey by Institutional lnvestor.

    BMO Capital Markets participated in 327 new global issues in the quarter, comprised of 144 corporate debt deals, 123 government debt deals and 60 equity transactions, raising $838 billion.

Corporate Services

Corporate Services net loss for the first quarter of 2015 was $74 million, compared with a net loss of $41 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.1% at January 31, 2015. The CET1 Ratio was unchanged from October 31, 2014, with increases in CET1 Capital offset by increases in risk-weighted assets. Book value per share increased 10% from the prior quarter to $52.98 per share.

Provisions for Credit Losses

The total provision for credit losses (PCL) was $163 million, an increase of $64 million from the prior year due to lower recoveries on the purchased credit impaired loan portfolio. PCL decreased by $7 million from the prior quarter.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2015	Q4-2014	Q1-2014

Reported Results
Revenue (1)	5,055	4,640	4,479
Provision for credit losses	(163)	(170)	(99)
Insurance claims, commissions and changes in policy benefit liabilities (1)	(747)	(300)	(357)
Non-interest expense	(3,006)	(2,887)	(2,684)
Income before income taxes	1,139	1,283	1,339
Provision for income taxes	(139)	(213)	(278)
Net Income	1,000	1,070	1,061
EPS ($)	1.46	1.56	1.58

Adjusting Items (Pre-tax)
Acquisition integration costs (2)	(13)	(11)	-
Amortization of acquisition-related intangible assets (3)	(40)	(42)	(31)
Adjusting items included in reported pre-tax income	(53)	(53)	(31)

Adjusting Items (After tax)
Acquisition integration costs (2)	(10)	(9)	-
Amortization of acquisition-related intangible assets (3)	(31)	(32)	(22)
Adjusting items included in reported net income after tax	(41)	(41)	(22)
Impact on EPS ($)	(0.07)	(0.07)	(0.03)

Adjusted Results
Revenue (1)	5,055	4,640	4,479
Provision for credit losses	(163)	(170)	(99)
Insurance claims, commissions and changes in policy benefit liabilities (1)	(747)	(300)	(357)
Non-interest expense	(2,953)	(2,834)	(2,653)
Income before income taxes	1,192	1,336	1,370
Provision for income taxes	(151)	(225)	(287)
Net income	1,041	1,111	1,083
EPS ($)	1.53	1.63	1.61

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	Acquisition integration costs related to F&C are charged to Wealth Management and are recorded in non-interest expense.
(3)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, and 16 of our First Quarter 2015 Report to Shareholders.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

    By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

    We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 77 to 105 of BMO’s 2014 Annual MD&A, which outlines in detail certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

    Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default would be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the risk of future credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

    Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our First Quarter 2015 Report to Shareholders.

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INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2014 annual MD&A and audited annual consolidated financial statements, our First Quarter 2015 Earnings Release and Report to Shareholders, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 24, 2015, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 26, 2015, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Willa Hoffmann, Director, Investor Relations, willa.hoffmann@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

November 2014 $83.33

December 2014 $81.73

January 2015 $77.63

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2014 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2014 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2015 The next Annual Meeting of Shareholders will be held on Tuesday, March 31, 2015, in Toronto, Ontario.

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